

July 27, 2022

Sanjeev Narula
Chief Financial Officer
Viatris Inc
1000 Mylan Boulevard
Canonsburg, PA 15317

        Re: Viatris Inc
            Form 10-K for the Fiscal Year Ended December 31, 2021
            Filed February 28, 2022
            Form 10-Q for the Quarterly Period ended March 31, 2022
            Filed May 9, 2022
            File No. 001-39695

Dear Mr. Narula:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Total Revenues, page 48

1. You disclose that the decrease in total revenues and net sales was primarily driven by a decrease of approximately $169.7 million in net sales from existing products as a result of lower pricing and volumes. Please provide us with proposed disclosure to be included in future periodic reports that quantifies the impact of price and volume separately. Alternatively, we note in your first quarter 2022 earnings presentation that you quantify the decrease in net sales due to competition on key US products and other base business erosion separately. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences